SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS	世達國際律師事務所	AFFILIATE OFFICES
JOHN ADEBIYI ♦	42/F, EDINBURGH TOWER, THE LANDMARK
CHRISTOPHER W. BETTS	15 QUEEN’S ROAD CENTRAL, HONG KONG	BOSTON
EDWARD H.P. LAM ♦*		CHICAGO
HAIPING LI *	TEL: (852) 3740-4700	HOUSTON
CLIVE W. ROUGH ♦	FAX: (852) 3740-4727	LOS ANGELES
JONATHAN B. STONE *	www.skadden.com	NEW YORK
ALEC P. TRACY *		PALO ALTO
WASHINGTON, D.C.
WILMINGTON
♦(ALSO ADMITTED IN ENGLAND & WALES)
*(ALSO ADMITTED IN NEW YORK)		BEIJING
BRUSSELS
REGISTERED FOREIGN LAWYERS		FRANKFURT
WILL H. CAI (CALIFORNIA)		LONDON
Z. JULIE GAO (CALIFORNIA)		MOSCOW
BRADLEY A. KLEIN (ILLINOIS)		MUNICH
RORY MCALPINE (ENGLAND & WALES)		PARIS
GREGORY G.H. MIAO (NEW YORK)		SÃO PAULO
ALAN G. SCHIFFMAN (NEW YORK)		Seoul
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
TORONTO

July 15, 2015

VIA EDGAR

Christian Windsor, Special Counsel

Alexandra M. Ledbetter, Staff Attorney

Hugh West, Accounting Branch Chief

Lory Empie, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:                             Jupai Holdings Limited (CIK No. 0001616291)

Registration Statement on Form F-1

Dear Mr. Windsor, Ms. Ledbetter, Mr. West and Ms. Empie:

On behalf of our client, Jupai Holdings Limited (formerly named Jupai Investment Group), a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s amendment No. 4 to registration statement on Form F-1 (“Amendment No. 4”) via EDGAR to the Securities and Exchange Commission (the “Commission”).

Concurrently with the filing of Amendment No. 4, the Company is setting forth below the Company’s response to the comment contained in the letter from the staff of the Commission (the “Staff”) dated July 14, 2015. The Staff’s comment is repeated below in bold and is followed by the Company’s response. We have included page reference in Amendment No. 4 where the language addressing the comment appears.

Risk Factors, page 17

1.                                      We note your revised disclosure regarding the terms of the depositary agreement. In order for investors to understand the limitations on their rights to pursue claims against the depositary, please add a risk factor discussing the limitations. In particular, we note that the depositary has the option to resolve all disputes, other than suits based on liability under the Securities Act of 1933, in arbitration. We also note that any suits against the depositary may be brought only in New York.

In response to the Staff’s comment, the Company has revised the disclosure on page 55 of Amendment No. 4.

*                                         *                                         *

If you have any questions regarding Amendment No. 4, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Min Hu, the audit engagement partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by email at alhu@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:                                Jianda Ni, Co-Chairman of the Board of Directors and Chief Executive Officer, Jupai Holdings Limited

Tianxiang Hu, Co-Chairman and Executive Chairman of the Board of Directors, Jupai Holdings Limited

Min Liu, Chief Financial Officer, Jupai Holdings Limited
Min Hu, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

Will H. Cai, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

David Roberts, Partner, O’Melveny & Myers LLP

Ke Geng, Partner, O’Melveny & Myers LLP